SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: January 2007	Commission File Number: 1-7274

Bell Canada
 (Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]                                         Form 40-F [X]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes [  ]                                          No [X]

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                  .

Notwithstanding any reference to BCE’s or Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s or Bell Canada’s site or any other site on the World Wide Web referred to in BCE’s or Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada (signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary and Lead Governance Counsel Date: January 23, 2007

News Release

For immediate release

Announcement of Approval of Bell Plan of Arrangement for Exchange of Bell Canada Preferred Shares

Montréal, Québec, January 23, 2007 - BCE Inc. (TSX, NYSE: BCE) announced today that the Bell Canada plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE preferred shares has received final approval from Bell Canada’s common and preferred shareholders and the Quebec Superior Court. This arrangement is part of the company’s corporate simplification initiative.

The share exchange and declaration of a one-time special dividend of $0.20 per Bell Canada preferred share outstanding is expected to be effective on January 31, 2007 for holders of Bell Canada preferred shares of record at the close of business on that date. The payment of the one-time special dividend will be made within seven days of January 31, 2007. Bell Canada preferred shareholders must tender their preferred share certificate(s) along with a completed letter of transmittal and other requested material in order to receive the new share certificate(s). Additional copies of the letter of transmittal, which fully explains the procedure, are available by calling 1-800-561-0934 (toll-free).

The new BCE preferred shares are expected to begin trading on the Toronto Stock Exchange (TSX) on February 1, 2007. Provided that the arrangement becomes effective and that the Bell Canada preferred shares are exchanged for BCE preferred shares, dividends otherwise payable on the Bell Canada preferred shares on February 1, 2007 and February 12, 2007 will not be paid by Bell Canada. However, the initial dividend payable on the new BCE preferred shares on February 1, 2007 and February 12, 2007 will be in the same amount as if it had been paid by Bell Canada on those dates.

Caution Concerning Forward-Looking Statements

Certain statements made in this press release, including, but not limited to, the expected preferred share exchanges and one-time special dividend and the effective date of the proposed transactions and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on these forward-looking statements. In particular, the completion of the arrangement is subject to the satisfaction of its closing conditions. For additional information with respect to these closing conditions and other assumptions and risk factors, please refer to the management proxy circular of Bell Canada dated December 12, 2006 filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com), and filed with the U.S. Securities and Exchange Commission under Form 6K (available on EDGAR at www.sec.gov). The forward-looking statements contained in this press release represent BCE’s expectations as of January 23, 2007 and, accordingly, are subject to change after such date. However, BCE disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About BCE Inc.

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in Bell Globemedia, Canada's premier media company. BCE shares are listed in Canada, the United States and Europe.

For inquiries, please contact:

Pierre Leclerc
Bell Canada, Media Relations
514-391-2007
1-877-391-2007
pierre.leclerc@bell.ca

Thane Fotopoulos
BCE, Investor Relations
514-870-4619
thane.fotopoulos@bell.ca